February 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attention:                                         Christina Chalk

Gabriel Eckstein

Re:                             Taomee Holdings Limited

Schedule 13E-3
Filed January 5, 2016
File No. 005-86594

Dear Ms. Chalk and Mr. Eckstein:

On behalf of Taomee Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 2, 2016 with respect to the Schedule 13E-3, File No. 005-86594 (the “Schedule 13E-3”) filed on January 5, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

We represent the Company. To the extent any response relates to information concerning any of Orient TM Parent Limited, Orient TM Merger Limited, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Jason Liqing Zeng, Joy Union Holdings Limited, Charming China Limited, Frontier Technology Holdings Limited, Speednext Industrial Limited, Dongzhengruibo (Shanghai) Investment Center (Limited Partnership), or Orient Ruide Capital Management (Shanghai) Co., Ltd., such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Schedule 13E-3

Introduction, page 1

1.              In the third full paragraph on page 5 you state that “[n]o Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This language is inconsistent with the public disclosure otherwise made in the filing because each Filing Party has signed the Schedule 13E-3. Please remove this disclaimer.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 5 of the Schedule 13E-3.

2.              The identification of a filing person on Schedule 13E-3 renders the disclaimer in the final paragraph of this section inappropriate as currently worded. If your intent is to deny affiliation or control as those terms are commonly used (versus as defined terms in Rule 13e-3), please revise.  Otherwise, delete this disclaimer.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 5 of the Schedule 13E-3.

Exhibit (a)-(1)

Letter to shareholders

3.              Please clarify in the carryover paragraph at the top of page ii that the Rollover Shares will be replaced by newly-issued shares of the Parent. In this regard, we note the disclosure in the first bullet point on page 6.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages ii and viii of the Revised Proxy Statement.

Summary Term Sheet

Treatment of Company Equity Awards (Page 88), page 4

4.              To the extent that insiders and other affiliates of the Company may receive material equity awards after the transaction, they may be engaged in this going private transaction and would therefore have to be included as a filing person on this Schedule 13E-3. Please advise.

In response to the Staff’s comments, the Schedule 13E-3has been revised to add Speednext Industrial Limited as a filing person. Please refer to the updated disclosure on the cover page and page 3 of the Schedule 13E-3.

Pursuant to Compliance and Disclosure Interpretations (“C&DIs”) 201.05, the issue of whether a person is “engaged” in a going private transaction depends on the particular facts and circumstances of the transaction. The Commission has stated that, with respect to management, relevant factors to consider include whether such person would: (i) hold a material amount of the surviving company’s outstanding equity securities; (ii) occupy seats on the board of the surviving company in addition to senior management positions; or (iii) otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”). As reflected in C&DIs 201.05 and 201.06, Rule 13E-3 disclosure was designed primarily to address transactions where the management participated “on both sides” of a transaction.

We respectfully advise the Staff that, other than Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng and Mr. Jason Liqing Zeng and their respective controlled entities who are the filing persons on the Schedule 13E-3, no other affiliates, employees and senior management of the Company would receive material equity awards after the transaction or hold a material amount of the Surviving Corporation’s outstanding equity securities. Holders of the vested Company Options and vested Company Restricted Shares will receive cash payment from the Surviving Corporation after the transaction and will no longer hold equity awards. The unvested and outstanding Company Options and Company Restricted Shares as of the Effective Time of the Merger will be assumed by the Parent with the same terms and conditions. As of the date of this letter, such unvested and outstanding Company Options and Company Restricted Shares to be assumed by Parent in the aggregate constitute less than 2% of the equity in Parent after the Merger.

In addition, other than Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng and Mr. Jason Liqing Zeng and their respective controlled entities, no other equity award holder (i) is expected to occupy seats on the board of the Surviving Corporation or senior management positions, or (ii) otherwise be in a position to “control” the Surviving Corporation within the meaning of Exchange Act Rule 12b-2.

Therefore, other than the filing persons set forth in the Schedule 13E-3, no additional persons would be deemed to be engaged in the going private transaction and no additional persons need to be included as filing persons on this Schedule 13E-3.

Financing of the Merger (Page 60), page 10

5.              Provide a time frame for the time period you mean by “as soon as practicable” to more specifically explain when shareholders will receive the merger consideration.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 4 of the Schedule 13E-3 and pages iii, 5, 10, 57, 61, 65 and 78 of the Revised Proxy Statement.

6.              We note your statement that you do not foresee any restrictions or limitations on the Buyer Group’s ability to make payment of the merger consideration, which will be paid in US currency. Indicate in your response letter whether the funds to be used for the merger are required to be located outside of The People’s Republic of China, and if so, whether there are any restrictions on the ability to remove those funds (if they are not already located outside of the PRC).  We may have further comments.

We respectfully advise the Staff that, the Buyer Group expects to finance the merger through a combination of rollover financing and equity financing. The rollover financing only involves the equity interests in the Company held by the Rollover Shareholders. The equity financing will be provided by the Sponsor, who will remit the funds from its account(s) outside China. For the foregoing reasons, the Buyer Group does not expect any funds to be removed from within to outside the People’s Republic of China nor foresee any restrictions or limitations on the Buyer Group’s ability to make payment of the merger consideration.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 10 and 61 of the Revised Proxy Statement.

Questions and Answers About the Extraordinary General Meeting and the Merger, page 18

7.              Much of the information in this section appears to be a repeat of the disclosure under the caption “Summary Term Sheet” or in your letter to shareholders.  For example, you already appear to provide parts of the disclosure with regard to votes required to approve the merger, the Board recommendation, voting ADSs, and dissenter’s rights. Please consider revising to eliminate redundancies.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 18, 21 and 23 of the Revised Proxy Statement.

Special Factors

Background of the Merger, page 26

8.              We note from the discussion in the second paragraph that the Company periodically reviewed strategic alternatives. Please disclose the other strategic alternatives explored by the Board and why those were not pursued. Refer to Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 25 of the Revised Proxy Statement.

9.              In the first sentence of the last paragraph on page 26 where you state that the board discussed the Proposal in a telephonic meeting, please disclose whether Messrs. Wang and Cheng were part of this discussion.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 25 of the Revised Proxy Statement.

10.       Summarize the events and meetings, discussions, etc. leading up to the May 30, 2015 consortium agreement and non-binding proposal submitted to the Company by

Mr. Wang, Joy Union and Orient Securities Ruide.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 25 of the Revised Proxy Statement.

11.       See our last comment above.  As to each filing person, discuss the timing of the transaction from each person’s perspective, including when they began to consider taking the Company private and what steps were taken in furtherance of or to investigate this option.  We may have further comments.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 25 of the Revised Proxy Statement.

12.       See our last two comments.  Indicate in your response letter when each filing person who was already an equity owner of Company securities (other than Orient Securities Ruide who we understand was not) filed beneficial ownership reports and amendments to those reports regarding ownership in Company securities.  We may additional comments after reviewing your supplemental response.

We respectfully advise the Staff that, Mr. Benson Haibing Wang and Joy Union Holdings Limited filed with the SEC a Schedule 13G on February 6, 2012 and subsequent amendments thereto on February 5, 2013, January 28, 2014 and February 17, 2015, respectively.  Mr. Roc Yunpeng Cheng and Charming China Limited filed with the SEC a Schedule 13G on February 6, 2012 and amendments thereto on February 5, 2013, January 28, 2014 and February 17, 2015, respectively. Mr. Jason Liqing Zeng and Frontier Technology Holdings Limited filed with the SEC a Schedule 13G on February 6, 2012 and an amendment to the Schedule 13G on February 5, 2013, and filed with the SEC a Schedule 13D on September 19, 2013 and Mr. Jason Liqing Zeng, Frontier Technology Holdings Limited and Speednext Industrial Limited filed with the SEC the amendment to the Schedule 13D on February 17, 2016. Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Joy Union Holdings Limited and Charming China Limited filed with the SEC a Schedule 13D on June 5, 2015 and the amendments to the Schedule 13D on December 21, 2015 and January 8, 2016, respectively.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 26 and 33 of the Revised Proxy Statement.

13.       With regard to the standstill letter disclosed in the carryover paragraph at the bottom of page 27, please clarify if and when such letter was sent.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 27 of the Revised Proxy Statement.

14.       According to the disclosure in the third paragraph on page 28, the Special Committee discussed the scope of the market check process to solicit other parties.  Please expand to disclose the actual scope and how it was determined.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 27 of the Revised Proxy Statement.

15.       In the six full paragraph on page 28 please quantify the “several parties” that resulted from the preliminary results of the market check.  Also define the term “SOE.”

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

16.       Please clarify the first full paragraph on page 29 to explain why you asked Potential Bidder A to make a revised proposal on a cash basis even though the market value offered per ADS was higher than the amount currently offered by the Buyer Group.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

17.       You disclose in the third full paragraph on page 29 that Mr. Lawn will be paid a special transaction bonus. Please explain why this bonus is contingent on the consummation of the Merger.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

18.       The disclosure in the third-to-last paragraph on page 29 states that with Potential Buyer B withdrawing its proposal, all potential buyers indicating possible interest had withdrawn. The first full paragraph on page 29, however, states that there were two other potential buyers in addition to Potential Buyer A.  Please discuss the course of the negotiations with the third buyer.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 29 of the Revised Proxy Statement.

The Company supplementally advises the Staff that the interaction with Potential Bidder C was limited to attempts by Duff & Phelps to solicit Potential Bidder C’s interest. As is disclosed, those attempts appeared for a time to have a chance of being reciprocated, but Potential Bidder C ultimately declined to proceed before it could be drawn into any negotiations. The Company believes that the disclosure, as revised, reveals all material information regarding this limited interaction with Potential Bidder C and believes that further elaboration could misleadingly imply more weight to this limited interaction than is warranted.

19.       In several places on pages 30 and 31 you refer to “key issues,” “key negotiation issues,” “outstanding issues,” and “remaining issues.”  Please summarize these issues in each paragraph where these disclosures appear.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 30 and 31 of the Revised Proxy

Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 33

20.       We note your statement in the fourth paragraph on page 55. Please disclose with greater specificity the reason for undertaking the going private transaction at this time. Refer to Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 33 of the Revised Proxy Statement. In addition, we respectfully advise the Staff that the second bullet point on page 34 also discusses with further specificity the subject addressed in the fourth paragraph on page 55 of the Revised Proxy Statement.

The filing persons have carefully reviewed the detailed disclosure of the reasons for undertaking the going private transaction spanning pages 33 to 39 and believe that the current disclosure is responsive to the requirements of Item 1013(c) of Regulation M-A.

Certain Financial Projections, page 42

21.       Briefly summarize the material assumptions underlying the projected figures disclosed here.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 44 of the Revised Proxy Statement.

Selected Public Companies and Merger and Acquisition Transactions Analysis, page 49

22.       You disclose that you included nineteen companies in the selected public company analysis but only disclose the names of eighteen companies.  Please reconcile.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 50 of the Revised Proxy Statement.

Summary of Analysis, page 53

23.       You do not appear to provide a discussion of the merger consideration with regard to historical market prices. According to your disclosure on page 38, this was part of your analysis.  Please expand to disclose in reasonable detail how historical prices were considered or explain in detail with they are not deemed material or relevant. Refer to Instruction 2 of Item 1014 in Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 53 of the Revised Proxy Statement.

The Company’s Net Book Value and Net Earnings, page 58

24.       Please provide the disclosure of Net Book Value and Net Earnings for all the persons listed on the cover page of the Schedule 13E-3.  Refer to Instruction 3 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 59 of the Revised Proxy Statement.

Equity Financing, page 61

25.       Please clarify what you mean by “certain equity securities” in the first sentence of this section and throughout your document.  In this regard, you should clarify the type and number of equity securities to be issued to the Sponsor or how this amount will be determined.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 10, 11 and 61 of the Revised Proxy Statement.

Annex H

26.       We note the limitation on reliance by shareholders in the first full paragraph of page H-5 in the opinion provided by Duff & Phelps.  Please remove this limitation as it is inconsistent with the disclosures relating to the opinion.

In response to the Staff’s comment, Annex H to preliminary proxy statement has been revised and refiled thereto.

27.       In the second paragraph on page H-5, the opinion indicates that the liability of Duff & Phelps is limited as set forth in the July 17, 2015 Engagement Letter.  Please file a copy of the Engagement Letter as it appears to be part of the fairness opinion.

In response to the Staff’s comment, Annex H to preliminary proxy statement has been revised and refiled to remove the reference to the July 17, 2015 Engagement Letter.

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Orient TM Parent Limited, Orient TM Merger Limited, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Jason Liqing Zeng, Joy Union Holdings Limited, Charming China Limited, Frontier Technology Holdings Limited, Speednext Industrial Limited, Dongzhengruibo (Shanghai) Investment Center (Limited Partnership), and Orient Ruide Capital Management (Shanghai) Co., Ltd.

* * * * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please do not hesitate to contact the undersigned at +86-21-8017-1200.

Sincerely,

FENWICK & WEST LLP

/s/ Karen M. Yan
Karen M. Yan

cc:                                James T. Lidbury, Ropes & Gray LLP

Stephanie Tang, Esq., Shearman & Sterling

February 18, 2016

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 2, 2016 with respect to the Schedule13E-3, File No. 005-86594 (the “Schedule 13E-3”), filed on January 5, 2016 by the Company and the other filing persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Taomee Holdings Limited

By	/s/ SAM LAWN
Name:	Sam Lawn
Title:	CFO

Orient TM Parent Limited

By	/s/ HAI FENG
Name:	Hai Feng
Title:	Director

Orient TM Merger Limited

By	/s/ HAI FENG
Name:	Hai Feng
Title:	Director

Mr. Benson Haibing Wang

/s/ BENSON HAIBING WANG
Benson Haibing Wang

Mr. Roc Yunpeng Cheng

/s/ ROC YUNPENG CHENG
Roc Yunpeng Cheng

Mr. Jason Liqing Zeng

/s/ JASON LIQING ZENG
Jason Liqing Zeng

Joy Union Holdings Limited

By	/s/ BENSON HAIBING WANG
Name:	Benson Haibing Wang
Title:	Director

Charming China Limited

By	/s/ ROC YUNPENG CHENG
Name:	Roc Yunpeng Cheng
Title:	Director

Frontier Technology Holdings Limited

By	/s/ JASON LIQING ZENG
Name:	Jason Liqing Zeng
Title:	Director

Speednext Industrial Limited

By	/s/ JASON LIQING ZENG
Name:	Jason Liqing Zeng
Title:	Director

Dongzhengruibo (Shanghai) Investment Center (Limited Partnership)

By	/s/ HAI FENG
Name:	Hai Feng
Title:	Authorized Signatory

Orient Ruide Capital Management (Shanghai) Co., Ltd.

By	/s/ BO CHEN
Name:	Bo Chen
Title:	Chairman of the Board of Directors